November 2, 2005

VIA EDGAR TRANSMISSION

Michael Moran Branch Chief Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0405

Re:

Gas Transporter of the South
Form 20-F for the fiscal year ended December 31, 2004
File No.  1-13396

Dear Mr. Moran,

Transportadora de Gas del Sur S.A. (“TGS”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 21, 2005, regarding the above-referenced filing.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicized text, and have provided our responses immediately following each comment.

In some of our responses, we have agreed to supplement the disclosure in our future filings.  We are doing that in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in our future filings should not be taken as an admission that our prior disclosures were in any way deficient.

We have also indicated in some of our responses that we believe no change in disclosure is appropriate, and have explained why.  We understand the Staff’s comments, even where a disclosure change is requested or suggested, to be based on the Staff’s understanding based on information available to it, which may be less than the information available to us.  Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information we provide.

1.

In future filings, please disclose in the note reconciling differences between US GAAP and Argentinean GAAP interest revenue and interest expense for each reportable segment as required by paragraph 27(c) and (d) of FAS 131 for the periods presented.

Paragraph 27 of FAS 131 states that certain specified amounts regarding profit and loss, including interest revenue and interest expense, should be disclosed for each reportable segment if the specified amounts (a) are included in the measure of segment profit or loss reviewed by the chief operating decision maker or (b) are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss. The segment profit and loss disclosed in footnote 3 to our financial statements does not include revenue or interest expense.

This information was disclosed for internal management reports in the past, but as this information is not useful, it is no longer regularly provided to the management. Accordingly, we do not believe that the requested disclosure is required to be included in the financial statements in our future filings.

2.

Please tell us how interest costs qualify for capitalization in accordance with paragraphs 9 and 10 of FAS 34.  In addition, please include the disclosure requirements of paragraph 21(a) and (b) of FAS 34 in future filings.

In preparing the reconciliation of our net income (loss) to U.S. GAAP, we capitalized interest costs that are allocable both to assets that are constructed for our own use and to those intended for sale, in accordance with Statement of Financial Accounting Standards No. 34.  All of the capitalized interest costs relate to the construction of capital assets, such as pipe and compression equipment, that are constructed for our own use or that are intended for sale once constructed.  We do not capitalize interest costs for inventory items.

3.

It appears that you carry investment securities that fall under the scope of Statements of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt Equity Securities” (“FAS 115”) under U.S. GAAP.  In future filings, for each investment type, please disclose if these investments are held-to-maturity, trading, or available-for-sale, if there is a difference in the way you account for these investments under Argentine GAAP as compared to US GAAP, and make all the necessary disclosures as required by paragraph 19 of FAS 115.

We will include the requested disclosure in our financial statements in future filings.

4.

In future filings, please present a statement of comprehensive income for all periods present.

We will include the requested disclosure in our financial statements in future filings.

5.

Please tell us how you considered Statement of Financial Accounting Standards No. 71, “Accounting for the Effects of Certain Types of Regulation” (“SFAS 71”) regarding your regulated gas transportation and distribution operations.  Specifically refer to each of the criterion in paragraph 5(a) – (c).

We understand that the provisions contained in paragraph 5 (b) of SFAS No. 71 do not apply for our regulated natural gas transportation business, since our current tariffs are not based on the Company´s specific cost structure for providing the service. We are not involved in natural gas distribution services.

The rate setting methodology contemplated by our License is the “price-cap with periodic review” , similar to methodologies applied for the same industry in the United Kingdom, which differ from the “cost of services” approach, widely used in many  US utilities.

Under the “price cap with periodic review” methodology, we are entitled to receive a maximum tariff for its regulated transportation service.  According to this methodology, regulated transportation tariffs are permitted to be adjusted (i) automatically every six months based on changes in the US Producer Price Index (not related to our cost structure), and (ii) every five years as a result of a rate review process lead by Ente Nacional Regulador del Gas (“ENARGAS”).  As a result of such process efficiency and investment factors are to be determined and applied to our regulated tariffs for the succeeding five-year period. In addition, subject to ENARGAS’s approval, transportation tariffs may be adjusted from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax).

The inclusion of an efficiency factor results in a tariffs decrease as the transporter lowers its costs through increased efficiency. Notwithstanding this, the inclusion of the efficiency factor in the pricing system provides the transporter with an incentive to reduce costs because tariffs are set at the beginning of the five-year period, with no guaranty that they can be achieved, and does not discount for efficiencies made during the period. The adjustment to account for efficiencies is proposed by ENARGAS based on specific plans for efficiency improvements, taking into account both the expected cost savings and the investment required for the implementation of such plans.

The inclusion of the investment factor in the formula specified in our License is intended to permit an increase in the tariffs at the time of their adjustment to compensate regulated companies for certain investments to be made during the relevant five-year period. The investments eligible by the investment factor are those designed to improve efficiency, safety or reliability of the system and to expand the system, and may either be required by ENARGAS to be made or may initially be proposed to be undertaken by the regulated companies  In exceptional cases, companies  may also petition ENARGAS at any time for a tariff adjustment relating to proposed investments to expand system capacity when the resulting costs cannot be recovered with the existing rate.

In early 2002, the Public Emergency Law was passed in Argentina, fundamentally altering the regime under which we operate.  The Public Emergency Law, among other things: eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure, and established a conversion rate of one Argentine peso to one US dollar for our then-existing tariffs, thus effectively depriving us of the benefit of our License provision that permitted us to charge tariffs based on U.S. dollars regardless of the Argentine peso/dollar exchange rate. This law effectively reduced our tariff revenues in U.S. dollar terms by 70% from 2001 to 2002.  The Public Emergency Law also granted the Argentine Government power to renegotiate our License.

No assurance can be given, as to the results of the renegotiation process in terms of the methodology that the Argentine Government will define to set regulated transportation rates in the future.

6.

U.S. GAAP requires separate presentation of shareholders’ equity components on the face of the balance sheet.  Please include the following as a reconciling item in future filings:

•

For each class of common shares state the number of shares issued or outstanding, as appropriate, and the dollar amount thereof; See Rule -5-02.30 of Regulations S-X;

•

For other shareholders’ equity items, separate captions shall be shown for: (1) additional paid in capital, (2) other additional capital, and (3) retained earnings.  See Rule 5-02.31 of Regulation S-X.

We will include the suggested disclosure in our financial statements in future filings.

TGS acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses adequately address the questions raised in your letter.  Any questions with respect to the foregoing should be directed to Gonzalo Castro Olivera at +54 (11) 4865-9050 (extension 1043).

Sincerely,

Eduardo Pawluszek
Chief Financial Officer